[redacted]

14049971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Charles Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 16th Street, Suite 300
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Gerstenkorn 303-339-9086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 E Tufts Ave, Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Franson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Charles Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

LAURIE A. GERSTENKORN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20114041286
MY COMMISSION EXPIRES JULY 13, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT BANKERS

St Charles Capital

ST. CHARLES CAPITAL, LLC

Financial Statement
and
Independent Auditors' Report
December 31, 2013

EKS&H
AUDIT | TAX | CONSULTING

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3)

ST. CHARLES CAPITAL, LLC

Table of Contents

Page

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 3

Notes to Financial Statement 4

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 8

Independent Auditors' Report on the SIPC Annual Assessment Required by SEC Rule 17a-5 10

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of St. Charles Capital, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of St. Charles Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

February 13, 2014
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Statement of Financial Condition
December 31, 2013

Assets

Assets		
Cash and cash equivalents	$	3,993,004
Accounts receivable, net		179,793
Deposits and other assets		51,434
Notes receivable – members		55,683
Furniture, equipment, and leasehold improvements, net		98,396
Total assets	$	4,378,310

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	393,463
Deferred lease liability		23,622
Note payable – member redemption		603,445
Total liabilities		1,020,530
Commitments		
Members' equity		
Common stock units, no par value; 20,000,000 units authorized; 811,027 units issued and outstanding		1,056,883
Retained earnings		2,300,897
Total members' equity		3,357,780
Total liabilities and members' equity	$	4,378,310

See notes to financial statement.

ST. CHARLES CAPITAL, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

St. Charles Capital, LLC (the "Company") was formed in October 2004 as a Colorado limited liability company and began operations in January 2005. The Company, headquartered in Denver, Colorado, is a licensed broker-dealer registered with the SEC and is a registered member of the Financial Industry Regulatory Authority. The Company is engaged in investment banking activities and provides advisory services in the areas of mergers and acquisitions, private debt and equity financings, valuation, and corporate financial strategies. Operations are conducted nationwide; however, the majority of activities and services take place in the Rocky Mountain region.

The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. As of December 31, 2013, the amount exceeding the federally insured limit was approximately $3,316,000.

Concentrations of Credit Risk

The Company grants credit to customers in the normal course of business. The Company assesses the financial condition of its customers to reduce credit risk.

As of December 31, 2013, five customers accounted for 57% of total accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates fair value as of December 31, 2013 because of the relatively short maturity of these instruments.

Accounts Receivable

Accounts receivable are non-interest-bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2013, the Company had an allowance against its receivables of $15,000.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation and amortization are provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Deferred Lease Liability

During 2009, the Company increased office space and received lease concessions, including leasehold improvements and furniture. These concessions are being amortized over the life of the lease through May 2014.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the members rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

The Company's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statement was available for issuance. There were no material subsequent events that required recognition or disclosure in the financial statement.

Note 2 - Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital, as defined, of $2,972,474, which was $2,904,439 in excess of its required minimum net capital of $68,035. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.34 to 1 as of December 31, 2013.

Note 3 - Notes Receivable

Notes receivable consist of the following:

Notes receivable from members, interest at 4.25%, due in annual installments ranging from $4,831 to $6,653, plus interest, with maturity dates ranging from January 2014 through January 2016.	$ 55,683

The above amount is scheduled to mature as follows:

Year Ending December 31,	
2014	$ 22,215
2015	16,734
2016	16,734
	$ 55,683

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following as of December 31, 2013:

Furniture and equipment	$ 105,025
Computer equipment and software	190,243
Leasehold improvements	142,708
	437,976
Less accumulated depreciation and amortization	(339,580)
	$ 98,396

Note 5 - Note Payable – Member Redemption

On September 30, 2013, one of the Company's managing directors resigned, resulting in a redemption event under the terms of the Company's Operating Agreement. As a result, the Company redeemed 101,727 units, paid $70,219 in cash, and issued a related note payable for the remainder of $631,972.

Note payable – member redemption consists of:

Redemption note payable with interest at 4.25%. The note is payable in quarterly installments of principal and interest of $35,242 beginning December 31, 2013 and matures in December 2018.	$ 603,445

Maturities of the redemption note are as follows:

Year Ending December 31,	
2014	$ 117,171
2015	122,231
2016	127,509
2017	133,015
2018	103,519
	$ 603,445

Note 6 - Commitments

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	
2014	$ 156,541

Note 7 - Employee Benefit Plan

In 2005, the Company adopted a defined contribution 401(k) plan covering all employees. This plan is designed to be tax-deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In addition, this plan allows for employer 401(k) contributions and profit-sharing contributions at the discretion of management.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In planning and performing our audit of the financial statement of St. Charles Capital, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DENVER • FORT COLLINS • BOULDER
EKS&H LLLP

Board of Directors and Members
St. Charles Capital, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 13, 2014
Denver, Colorado

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by St. Charles Capital, LLC (the "Company") and the SEC, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

Board of Directors and Members
St. Charles Capital, LLC

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

EKS&H LLLP

February 13, 2014
Denver, Colorado

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066758 FINRA DEC
ST CHARLES CAPITAL LLC 17*17
1400 16TH ST STE 300
DENVER CO 80202-5994

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Laurie Gerstenkorn
303.339.9086

2. A. General Assessment (item 2e from page 2) $ 25,338

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,616)
7/22/13 CK 15409
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 13,722

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,722

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,722

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

St. Charles Capital, LLC
(Name of Corporation, Partnership or other organization)

Laurie A Gerstenkorn
(Authorized Signature)

Dated the 15 day of January, 20 14

Vice President, Finance & Operations
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,143,083
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	n/a
(2) Net loss from principal transactions in securities in trading accounts.	n/a
(3) Net loss from principal transactions in commodities in trading accounts.	n/a
(4) Interest and dividend expense deducted in determining item 2a.	n/a
(5) Net loss from management of or participation in the underwriting or distribution of securities.	n/a
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	n/a
(7) Net loss from securities in investment accounts.	n/a
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	n/a
(2) Revenues from commodity transactions.	n/a
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	n/a
(4) Reimbursements for postage in connection with proxy solicitation.	n/a
(5) Net gain from securities in investment accounts.	n/a
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	n/a
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	n/a
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	n/a
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,987	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ n/a	
Enter the greater of line (i) or (ii)	(7,987)
Total deductions	(7,987
2d. SIPC Net Operating Revenues	$ 10,135,096
2e. General Assessment @ .0025	$ 25,338 (to page 1, line 2.A.)